UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of September, 2010

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

China Mass Media Reports

Third Quarter 2010 Unaudited Financial Results

BEIJING, China—November 22, 2010 —China Mass Media Corp. ("China Mass Media" or the "Company") (NYSE: CMM), a leading television advertising company in China, today announced its unaudited financial results for the third quarter ended September 30, 2010.

Third Quarter 2010 Highlights1：

■	Total net revenues were RMB54.8 million (US$8.2 million), a decrease of 32.2% from the third quarter of 2009 and a decrease of 3.8% from the second quarter of 2010.

■
Operating income was RMB12.5 million (US$1.9 million), an increase of 241.5% from RMB3.7 million in the third quarter of 2009 and an increase of 54.5% from RMB8.1 million in the second quarter of 2010.

■	Net income was RMB6.4 million (US$1.0 million), an increase of 59.3% from the third quarter of 2009 and an increase of 48.2% from the second quarter of 2010.

■
Net cash inflows from operating activities were RMB54.5 million (US$8.2 million), compared to net cash outflows from operating activities of RMB397.0 million in the third quarter of 2009 and net cash inflows from operating activities of RMB41.2 million in the second quarter of 2010.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, commented, “In comparison with the previous quarter, total net revenues for the third quarter of 2010 decreased slightly as price competition remained intense while demand in the advertising market recovered ahead of the traditional peak season starting from this September. The decrease in total net revenues on a year-over-year basis was the result of our reduction of investment in a number of CCTV-2 and CCTV-4 programs in 2010. As a result of our prudent media selection strategy, we successfully minimized the impact of the unfavorable conditions related to CCTV-4 and were able to substantially improve our profitability on both the operating and net level compared to the prior quarter and the same period last year.”

1 The U.S. dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this release is based on the exchange rate on September 30, 2010 as set forth in the H.10 statistical release of the Federal Reserve Board, which was RMB6.6905 to US$1.00. The percentages stated are calculated based on RMB.

“The sales of our ‘Daytime Advertising Package’ and ‘Television Guide Package’ during the quarter were still subject to severe price competition which led to low pricing and low utilization in July and August. However, we saw positive signs this September through the addition of a number of new accounts. We are optimistic that sales in the fourth quarter of 2010 will rebound in the traditional peak season.”

“The sales performance of our ‘Periodic China News Package’ on CCTV-4 continued to improve on the positive momentum generated last quarter. The time slots of the ‘Periodic China News Package’ were fully sold out in September. In addition, we have recently been approved by CCTV to begin extending the length of our advertisements from September to December 2010 with no additional cost. This will give us the ability to source more clients seeking to maximize their advertising spending on CCTV-4, and generate higher revenues and profit during the traditional peak season in the fourth quarter.”

“In our production and sponsorship services business, we continued to improve our service capabilities and integrated our sales, production and public service sponsorship teams. As a result, we captured a variety of opportunities related to advertisements production and sponsorship for various public service announcements. During the third quarter of 2010, we completed the production of a number of new commercial advertisements and secured several new clients for the sponsorship of public service announcements. This led to a significant increase in revenues from production and sponsorship services compared to the third quarter of 2009, and helped drive the Company’s overall margins higher. We are also pleased the commercial we created for CCTV called ‘Liquid Ink’ has won another prestigious prize at the ‘Great Wall Awards’ of the 17th China Advertising Festival.”

“On November 8, 2010, CCTV hosted its annual Prime Time Advertising Resource Auction Event for 2011, where a total of RMB12.7 billion was committed for advertising time slots on CCTV, representing a 15.5% increase from RMB11.0 billion in 2010. We believe this has favorable implications for our business as it indicates the continued strength in demand within China’s advertising market. It is also a key indicator of specific high-growth sectors and regions seeking CCTV exposure, upon which we will focus our premarketing sales activities in the coming months.

“As a means to diversify our revenue streams and solidify our market position, we have taken our first steps into outdoor advertising. In October we entered into an agency agreement with Goto Media, which owns advertising space in all major high-speed railway stations in China. Currently there are 13 high-speed railway stations in operation, featuring nearly 100 grand LED screens and 1,000 advertising light boxes. We have already formed a dedicated sales team to focus on the sales and marketing of our new outdoor products. We expect this new line of business will be an additional source of revenues and profits in the coming year.”

Mr. Eric Cheung, the Company's Chief Financial Officer, added, with RMB400 million of cash and cash equivalents on hand, another RMB290 million in safe short-term investments and no debt, our balance sheet remains healthy and gives us the flexibility to invest in opportunities as they arise while leaving ample room to issue a dividend at some point in the future.”

Third Quarter 2010 Financial Results

Revenues

Revenues from advertising agency services were RMB46.6 million (US$7.0 million) in the third quarter of 2010, a decrease of 41.6% from RMB79.8 million in the third quarter of 2009, and a decrease of 8.2% from RMB50.8 million (US$7.5 million) in the second quarter of 2010. Due to intense pricing competition, sales of the Company’s “Daytime Advertising Package” and “Television Guide package” both decreased compared with the second quarter of 2010 and third quarter of 2009. However, sales of the Company’s "Periodic China News Package" on CCTV-4 continued to rise from last quarter.

The decrease in advertising revenues from the third quarter of 2009 was mainly due to pricing pressure related to sales of our “Daytime Advertising Package” and “Television Guide Package," along with the Company’s decision to reduce the number of programs for which it sells advertising time on CCTV-2 and CCTV-4.

Revenues from production and sponsorship services were RMB10.7 million (US$1.6 million) in the third quarter of 2010, an increase of 278.2% from RMB2.8 million in the third quarter of 2009, and an increase of 20.9% from RMB8.9 million (US$1.3 million) in the second quarter of 2010. The Company continued to improve production capabilities and proactively source new clients. Both the sequential and year-over-year rise in revenues resulted from the successful production of a number of new commercial advertisements for clients and securing several new clients for the sponsorship of public service announcements.

Operating costs and expenses

Cost of revenues was RMB32.0 million (US$4.8 million) in the third quarter of 2010, a decrease of 50.9% from RMB65.1 million in the third quarter of 2009 and a decrease of 2.3% from RMB32.7 million (US$4.8 million) in the second quarter of 2010. The significant decrease in cost of revenues from the third quarter of 2009 resulted from a decline in media costs related to the Company securing fewer media resources on CCTV-4. The slight decrease in cost of revenues as compared to the second quarter of 2010 was mainly attributable to the Company producing fewer public service announcements during the quarter.

Sales and marketing expenses were RMB3.6 million (US$0.5 million) in the third quarter of 2010, a decrease of 7.7% from RMB3.9 million in the third quarter of 2009 and a decrease of 9.5% from RMB4.0 million (US$0.6 million) in the second quarter of 2010. The decreases from the third quarter of 2009 and the second quarter of 2010 were due to a decrease in sales commissions as a result of lower sales.

General and administrative expenses were RMB6.7 million (US$1.0 million) in the third quarter of 2010, a decrease of 16.3% from RMB8.0 million in the third quarter of 2009 and a decrease of 44.6% from RMB12.1 million (US$1.8 million) in the second quarter of 2010. The decreases from the third quarter of 2009 and second quarter of 2010 were mainly due to a write-back of bad debt provision after the Company successfully collected a RMB2.4 million outstanding receivable from a client. In addition, the professional service fees related to the Company’s listing application on the main board of the Hong Kong Stock Exchange were lower than in the second quarter of 2010.

Operating income, as a result of the foregoing factors, was RMB12.5 million (US$1.9 million) in the third quarter of 2010, compared with operating income of RMB3.7 million in the third quarter of 2009 and operating income of RMB8.1 million (US$1.2 million) in the second quarter of 2010. The Company's operating margin was 4.5%, 14.2% and 22.8% for the three months ended September 30, 2009, June 30, 2010 and September 30, 2010, respectively.

Other expenses included an exchange loss of RMB 3.3 million (US$0.5 million) recognized in the third quarter of 2010 as the Company’s functional currency, the RMB, continued to appreciate against the USD since June 2010 while the Company maintained significant USD deposits.

Income tax expense was RMB4.5 million (US$0.7 million) in the third quarter of 2010, an increase of 315.2% from RMB1.1 million in the third quarter of 2009 and an increase of 19.9% from RMB3.7 million (US$0.5 million) in the second quarter of 2010. The Company's effective tax rate was 21.0%, 46.2% and 41.0% for the three months ended September 30, 2009, June 30, 2010 and September 30, 2010, respectively. The effective tax rates for the second and third quarter of 2010 were higher than the PRC statutory tax rate mainly due to approximately RMB4.5 million (US$0.7 million) and RMB1.5 million (US$0.2 million) in intermediary services expenses in connection with the application for a dual listing on the Hong Kong Stock Exchange, and the exchange losses of RMB1.3 million (US$0.2 million) and RMB3.3 million (US$0.5 million) incurred during the respective quarters which were not tax deductible for our operations.

Net income was RMB6.4 million (US$1.0 million) in the third quarter of 2010, an increase of 59.3% from net income of RMB4.0 million in the third quarter of 2009 and an increase of 48.2% from RMB4.3 million (US$0.6 million) in net income in the second quarter of 2010. The Company's net margin was 5.0%, 7.6% and 11.8% for the three months ended September 30, 2009, June 30, 2010 and September 30, 2010, respectively.

Basic and diluted earnings per ADS for the third quarter of 2010 were RMB0.24 (US$ 0.037), compared with basic earnings per ADS of RMB0.15 for the third quarter of 2009 and RMB0.17 for the second quarter of 2010.

Each ADS represents 30 ordinary shares.

Cash and cash equivalents

As of September 30, 2010, the Company had RMB400 million (USD59.7 million) of cash and cash equivalents, as compared to RMB544 million (USD80.2 million) as of June 30, 2010. Cash and cash equivalents decreased mainly due to the Company’s purchase of additional short-term investments while its effect is partially offset by cash inflow from operating activities.

Appointment and resignation of independent directors

On November 20, 2010, the Board of Directors approved the appointment of Dr. Liping He as the Company’s new independent director. Dr. He is currently Chair of the Department of Finance at the School of Economics and Public Administration, Beijing Normal University, where he has been a professor since 2001. His study specializes in the reform of China’s financial system, macroeconomics, and international finance.

Dr. He has been a member of the China Economy 50 Persons Forum since 1998. He has been frequently involved with research and policy consulting work for various government departments and international financial institutions in China, including the People’s Bank of China, the PRC Ministry of Finance, and the Asian Development Bank, among others.

Dr. He received a Masters degree in World Economics from the Chinese Academy of Social Sciences in 1987, and a Ph.D in Economics from the School of Oriental and African Studies at the University of London in 1996. He was a visiting scholar at Cambridge University in England from 1989 to 1990. Prior to joining Beijing Normal University, Dr. He worked at the China Institute of Finance and Banking, and from 2002 to 2003, he was a Fulbright Visiting Scholar to the Graduate School of Business at Columbia University in New York.

Effective from November 20, 2010, Mr. Allen Chien has resigned from his position as an independent director and audit committee chairman of the Company for personal reasons. The board of directors expressed its sincere gratitude to Mr. Chien for his services and advice over the past two years. Dr. He will assume the position of audit committee chairman after Mr. Chien’s resignation.

Business Outlook

For the fourth quarter of 2010, the Company currently expects to generate total net revenues of between RMB70.0 million (US$10.5 million) and RMB76.0 million (US$11.4 million), which represents a potential decrease of 35.1% to 40.3% from the fourth quarter of 2009.

This forecast reflects the Company's current and preliminary estimates, which are subject to change.

Conference Call

China Mass Media will host a conference call and live webcast at 8:00 a.m. Eastern Time (EST) on November 22, 2010(9:00 p.m. Beijing time on November 22, 2010).

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	+1 800-299-9630
- International dial-in Number:	+1 617-786-2904
- China Toll Free Number:	+10 800 152 1490 (North)
+10 800 130 0399 (South)
- Hong Kong Toll Free Number:	+800 963 844
Passcode: CMM

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.chinammia.com.

A telephone replay of the call will be available after the conclusion of the conference call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number:	+1 888 286 8010
- International dial-in number:	+1 617 801 6888
Passcode: 19186777

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors' understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth below, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

Safe Harbor Statement

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the Company's plans, objectives, expectations, strategies, intentions, or other characterizations of future events or circumstances and are generally identified by the words anticipates, believes, could, estimates, expects, intends, may, plans, seeks, would, and similar expressions.

A number of factors could cause the Company's actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers approximately 482 minutes of advertising time slots per day on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has produced over 380 advertisements and has won a number of prestigious awards in China and across the world, including the "Gold World Medal" at The New York Festivals® International Television & Film Awards. For more information, please visit http://www.chinammia.com.

For further information, contact:

China Mass Media Corp.
Julie Sun
V.P. Corporate Development
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1050
Email: juliesun@chinammia.com

Christensen
Tip Fleming
Phone: +852-2117-0861
Email: tfleming@christensenir.com

Jenny Wu
Phone: +852 6018 0753
Email: jwu@christensenir.com

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	September 30, 2009	June 30, 2010	September 30, 2010	September 30, 2010
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	79,826,310	50,786,201	46,604,275	6,965,739
Special events services	-	-	-	-
Advertisement production and sponsorship services	2,831,067	8,857,474	10,708,029	1,600,483
Total revenues	82,657,377	59,643,675	57,312,304	8,566,222
Less: Business tax	(1,959,112)	(2,757,039)	(2,561,134)	(382,802)

Total net revenues	80,698,265	56,886,636	54,751,170	8,183,420

Operating costs and expenses:
Cost of revenues	(65,123,775)	(32,707,715)	(31,954,073)	(4,776,037)
Sales and marketing expenses	(3,897,454)	(3,972,271)	(3,595,523)	(537,407)
General and administrative expenses	(8,020,381)	(12,121,812)	(6,712,846)	(1,003,340)
Total operating costs and expenses	(77,041,610)	(48,801,798)	(42,262,442)	(6,316,784)

Operating income	3,656,655	8,084,838	12,488,728	1,866,636

Interest and investment income	1,647,683	1,270,014	1,482,268	221,548
Other income/ (expense), net	(189,169)	(1,287,345)	(3,071,458)	(459,077)

Income before tax	5,115,169	8,067,507	10,899,538	1,629,107
Income tax expense	(1,075,459)	(3,724,709)	(4,465,167)	(667,389)

Net income	4,039,710	4,342,798	6,434,371	961,718

Net income available to ordinary shareholders	4,039,710	4,342,798	6,434,371	961,718

Earnings per ordinary share, basic and diluted	0.005	0.006	0.008	0.0012
Earnings per ADS, basic and diluted	0.15	0.17	0.24	0.04

Shares used in calculating earnings per ordinary share, basic	788,012,500	788,012,500	788,012,500	788,012,500
Shares used in calculating earnings per ordinary share, diluted	793,255,915	788,012,500	788,702,468	788,702,468
Shares used in calculating earnings per ADS, basic	26,267,083	26,267,083	26,267,083	26,267,083
Shares used in calculating earnings per ADS, diluted	26,441,864	26,267,083	26,290,082	26,290,082

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2009	September 30, 2010	September 30, 2010
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	508,778,014	399,623,512	59,729,992
Short-term investments	80,000,000	290,000,000	43,345,042
Notes receivable	1,937,450	-	-
Accounts receivable, net of allowance for doubtful accounts of RMB6,507,638 and RMB4,014,080 as of December 31, 2009 and September 30, 2010	375,568	4,607,542	688,669
Prepaid expenses and other current assets	66,560,752	53,435,068	7,986,708
Total current assets	657,651,784	747,666,122	111,750,411
Non-current assets:
Property and equipment, net	55,464,401	59,546,831	8,900,206
Total non-current assets	55,464,401	59,546,831	8,900,206

Total Assets	713,116,185	807,212,953	120,650,617

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	50,446,460	125,673,190	18,783,826
Customer advances	20,657,147	37,490,824	5,603,591
Accrued expenses and other current liabilities	17,776,049	19,876,365	2,970,834
Taxes payable	20,519,899	24,976,324	3,733,103
Amount due to related parties	127,068,624	100,366,968	15,001,415
Total current liabilities	236,468,179	308,383,671	46,092,769
Total Liabilities	236,468,179	308,383,671	46,092,769

Commitments and Contingencies

Shareholders’ equity:
Ordinary shares ($0.001 par value; 900,000,000,000 shares authorized; 716,375,000 and 788,012,500 issued and outstanding as of December 31, 2009 and September 30, 2010, respectively)	4,893,500	5,379,202	804,006
Additional paid-in capital	332,354,066	361,420,502	54,019,954
Statutory reserves	25,000,000	25,000,000	3,736,641
Retained earnings	114,400,440	107,029,578	15,997,247
Total Shareholders’ Equity	476,648,006	498,829,282	74,557,848

Total Liabilities and Shareholder’s Equity	713,116,185	807,212,953	120,650,617

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED
	September 30, 2009	June 30, 2010	September 30, 2010	September 30, 2010
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income/ (loss)	4,039,710	4,342,798	6,434,371	961,718
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation expense	766,329	741,029	774,606	115,777
Investment income	(956,768)	(900,712)	(1,140,083)	(170,403)
Exchange (gain)/ loss	202,609	1,406,128	3,308,936	494,572
Share-based compensation	443,108	557,720	215,601	32,225
Changes in assets and liabilities:
Notes receivable	(2,392,460)	4,264,739	-	-
Accounts receivable	3,763,062	(445,813)	5,634,850	842,217
Prepaid expense and other current assets	(2,887,194)	7,145,623	4,256,345	636,177
Amount due from a related party	391,664
Accounts payable	(303,994,566)	23,584,679	19,248,859	2,877,043
Customer advances	29,770,913	(2,899,658)	15,051,709	2,249,714
Accrued expenses and other current liabilities	(1,656,772)	3,774,216	770,278	115,130
Taxes payable	(366,530)	(266,311)	97,832	14,623
Amount due to related parties	(123,772,918)	(123,360)	(123,360)	(18,438)
Net cash provided by/ (used in) operating activities	(396,649,813)	41,181,078	54,529,944	8,150,354

Cash flows from investing activities:
Net proceeds from redemption / (purchase) of short-term investments with term of three months or less	(50,000,000)	100,000,000	(190,000,000)	(28,398,475)
Purchase of long-term investment on behalf of shareholder	-	-	-	-
Purchase of property and equipment	(415,185)	(13,358)	(6,408,266)	(957,816)
Proceeds from investment income	923,891	1,049,616	1,140,082	170,403
Net cash provided by/ (used in) investing activities	(49,491,294)	101,036,258	(195,268,184)	(29,185,888)

Cash flows from financing activities:
Net cash provided by/ (used in) financing activities	-	-	-	-

Effect of foreign currency exchange	(202,609)	(1,406,128)	(3,308,936)	(494,572)
Net increase / (decrease) in cash and cash equivalents	(446,343,716)	140,811,208	(144,047,176)	(21,530,106)
Cash and cash equivalents at beginning of the period	1,126,941,402	402,859,480	543,670,688	81,260,098
Cash and cash equivalents at end of the period	680,597,686	543,670,688	399,623,512	59,729,992

CHINA MASS MEDIA CORP.
SELECTED OPERATING DATA

	THREE MONTHS ENDED
	September 30, 2009	June 30, 2010	September 30, 2010

Number of programs secured during the period	41	35	35
Total advertising time obtained (seconds)	2,938,860	2,621,970	2,621,970	(1)
Total advertising time sold (seconds)	264,660	133,695	132,880	(2)

(1)
Represents the total amount of time during regular television programs secured through the Company's contracts with CCTV, including 263,250 seconds from CCTV-1, CCTV-2 and CCTV-4 and 2,358,720 seconds from CCTV-E and CCTV-F.

(2)
During the three-month periods ended September 30, 2009, June 30, 2010, and September 30, 2010, the Company has sold 27,840 seconds, 9,630 seconds and 19,680 seconds of advertisements in CCTV-E and CCTV-F

RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS
MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*)

	Three months ended September 30, 2009			Three months ended September 30, 2010
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating Income	3,656,655	443,108	4,099,763	12,488,728	215,601	12,704,329

Net income	4,039,710	443,108	4,482,818	6,434,371	215,601	6,649,972

(*) The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors' understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

CHINA MASS MEDIA CORP.
(Registrant)

Date: November 22, 2010	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer